FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of December 31, 2011 together with Independent Auditors’ Report

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2011 TOGETHER

WITH INDEPENDENT AUDITORS’

REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2011	12-31-2010
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	2,515,857	1,456.799
Due from banks and correspondents	3,828,204	4,226,003

Argentine Central Bank (BCRA)	3,647,455	4,096,805
Other local	2,341	2,463
Foreign	178,408	126,735

	6,344,061	5,682,802

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings booked at fair value (Exhibit A)	2,081,049	2,755,562
Holdings booked at amortized cost (Exhibit A)	164	175
Instruments issued by the BCRA (Exhibit A)	3,447,972	2,768,844
Investments in listed private securities (Exhibit A)	154	269
Less: Allowances (Exhibit J)	184	185

	5,529,155	5,524,665

C. LOANS:
To government sector (Exhibits B, C and D)	46,027	197,778
To financial sector (Exhibits B, C and D)	1,933,850	954,746

Interfinancial – (Calls granted)	49,000	30,000
Other financing to local financial institutions	1,685,678	814,393
Interest and listed-price differences accrued and pending collection	199,172	110,353

To non financial private sector and residents abroad (Exhibits B, C and D)	20,825,746	14,285,015

Overdraft	2,881,498	2,366,957
Discounted instruments	3,412,091	2,086,979
Real estate mortgage	915,156	840,841
Collateral Loans	456,656	159,300
Consumer	3,761,599	2,473,244
Credit cards	3,448,437	2,457,922
Other (Note 5 a.)	5,736,983	3,756,482
Interest and listed-price differences accrued and pending collection	302,658	171,582
Less: Interest documented together with main obligation	89,332	28,292

Less: Allowances (Exhibit J)	426,817	383,899

	22,378,806	15,053,640

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	417,836	346,396
Amounts receivable for spot and forward sales to be settled	1,181,974	225,470
Instruments to be received for spot and forward purchases to be settled (Exhibit O)	187,057	232,152
Premiums for options bought	2,431	5,582
Unlisted corporate bonds (Exhibits B, C and D)	13,424	78,688
Non-deliverable forward transactions balances to be settled	34,249	24,881
Other receivables not covered by debtor classification regulations	6,198	119
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	98,173	80,883
Less: Allowances (Exhibit J)	1,203	3,721

	1,940,139	990,450

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibits B, C and D)	879,635	525,766
Interest accrued pending collection (Exhibits B, C and D)	12,070	6,785

Less: Allowances (Exhibit J)	11,944	7,961

	879,761	524,590

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	127,761	115,995
Other (Note 5.b.) (Exhibit E)	130,692	302,532
Less: Allowances (Exhibit J)	—,—	4

	258,453	418,523

G. OTHER RECEIVABLES:
Other (Note 5.c.)	641,251	397,261
Other interest accrued and pending collection	1,222	2,695
Less: Allowances (Exhibit J)	136,984	88,594

	505,489	311,362

H. PREMISES AND EQUIPMENT (Exhibit F):	579,861	520,053

I. OTHER ASSETS (Exhibit F):	25,304	23,890

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	80,911	63,688

	80,911	63,688

K. SUSPENSE ITEMS:	6,354	5,026

TOTAL ASSETS:	38,528,294	29,118,689

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,141,024	785,956
Financial sector	43,882	10,406
Non financial private sector and residents abroad	28,100,010	21,746,648

Checking accounts	6,385,198	5,070,921
Savings deposits	9,507,743	7,548,744
Time deposits	11,308,785	8,600,142
Investments accounts	219,366	78,009
Other	553,286	389,346
Interest and listed-price differences accrued payable	125,632	59,486

	29,284,916	22,543,010

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	18,450	2,747

Other	18,450	2,747

Banks and International Institutions (Exhibit I)	563,338	88,536
Unsubordinated corporate bonds (Exhibit I)	185,193	—,—
Amounts payable for spot and forward purchases to be settled	187,166	218,075
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	1,181,355	239,497
Premiums for options written	779	2,348
Financing received from Argentine financial institutions (Exhibit I)	112,044	7,293

Interfinancial – (Calls granted)	110,200	5,100
Other financing from local financial institutions	1,507	2,189
Interest accrued payable	337	4
Non-deliverable forward transactions balances to be settled	6,565	8
Other (note 5.d.) (Exhibit I)	1,630,498	1,219,281
Interest and listed-price differences accrued payable (Exhibit I)	4,239	601

	3,889,627	1,778,386

N. OTHER LIABILITIES:
Other (note 5.e.)	1,044,690	707,289

	1,044,690	707,289

O. ALLOWANCES (Exhibit J):	394,665	325,728

P. SUSPENSE ITEMS:	46,139	17,361

TOTAL LIABILITIES:	34,660,037	25,371,774

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders’ equity)	3,868,257	3,746,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	38,528,294	29,118,689

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010
DEBIT ACCOUNTS

Contingent
– Guaranties received	4,030,311	2,894,539
– Contra contingent debit accounts	500,747	678,731

	4,531,058	3,573,270

Control
– Receivables classified as irrecoverable	313,667	329,243
– Other (note 5.f.)	55,122,590	56,115,744
– Contra control debit accounts	1,000,226	593,304

	56,436,483	57,038,291

Derivatives (Exhibit O)
– “Notional” amount of call options bought	30,032	52,702
– “Notional” amount of put options bought	—,—	27,402
– “Notional” amount of non-deliverable forward transactions	3,588,570	2,469,931
– Interest rate SWAP	661,836	263,967
– Contra derivatives debit accounts	3,453,746	2,236,418

	7,734,184	5,050,420

For trustee activities
– Funds in trust	7,117	12,653

	7,117	12,653

TOTAL	68,708,842	65,674,634

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	21,996	70,538
– Guaranties provided to the BCRA	134,235	101,609
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	175,081	363,828
– Other guaranties given non covered by debtor classification regulations	70,649	75,403
– Other covered by debtor classification regulations (Exhibits B, C and D)	98,786	67,353
– Contra contingent credit accounts	4,030,311	2,894,539

	4,531,058	3,573,270

Control
– Items to be credited	720,011	510,436
– Other	280,215	82,868
– Contra control credit accounts	55,436,257	56,444,987

	56,436,483	57,038,291

Derivatives (Exhibit O)
– “Notional” amount of call options written	34,505	60,082
– “Notional” amount of put options written	—,—	24,662
– “Notional” amount of non-deliverable forward transactions	3,419,241	2,151,674
– Contra derivatives credit accounts	4,280,438	2,814,002

	7,734,184	5,050,420

For trustee activities

– Contra credit accounts for trustee activities	7,117	12,653

	7,117	12,653

TOTAL	68,708,842	65,674,634

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2011	12-31-2010
A. FINANCIAL INCOME

Interest on cash and due from banks	1	—,—
Interest on loans to the financial sector	231,148	123,857
Interest on overdraft	420,220	301,867
Interest on discounted instruments	318,039	168,201
Interest on real estate mortgage	126,164	111,507
Interest on collateral loans	55,358	25,185
Interest on credit card loans	361,658	229,657
Interest on other loans	1,086,440	708,501
Interest on other receivables from financial transactions	31,725	13,249
Interest on financial leases	112,962	63,027
Income from secured loans - Decree 1387/01	40,165	78,336
Net income from government and private securities	490,243	1,183,567
Net income from options	404	4,494
Indexation by benchmark stabilization coefficient (CER)	96,873	9,117
Gold and foreign currency exchange difference	215,882	160,564
Other	163,926	84,754

	3,751,208	3,265,883

B. FINANCIAL EXPENSE

Interest on checking accounts	—,—	5,305
Interest on savings deposits	9,183	6,670
Interest on time deposits	1,054,302	612,901
Interest on interfinancial financing (calls received)	2,763	628
Interest on other financing of financial institutions	10	243
Interest on other liabilities from financial transactions	18,857	5,073
Other interest	6,552	11,029
Indexation by CER	168	240
Contribution to the deposit guarantee fund	44,200	34,991
Other	163,619	123,013

	1,299,654	800,093

GROSS INTERMEDIATION MARGIN – GAIN	2,451,554	2,465,790

C. ALLOWANCES FOR LOAN LOSSES	122,066	172,452

D. SERVICE CHARGE INCOME

Related to lending transactions	563,476	396,656
Related to liability transactions	736,550	590,998
Other commissions	89,380	72,699
Other (note 5.g.)	422,679	332,567

	1,812,085	1,392,920

E. SERVICE CHARGE EXPENSE

Commissions	345,092	293,660
Other (note 5.h.)	144,628	96,875

	489,720	390,535

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2011	12-31-2010

F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,291,513	1,204,110
Fees to Bank Directors and Statutory Auditors	2,240	1,380
Other professional fees	32,685	33,500
Advertising and publicity	121,186	99,879
Taxes	173,639	124,566
Fixed assets depreciation	65,005	57,359
Organizational expenses amortization	28,931	21,960
Other operating expenses	325,559	248,390
Other	224,746	160,025

	2,265,504	1,951,169

NET GAIN FROM FINANCIAL TRANSACTIONS	1,386,349	1,344,554

G. OTHER INCOME

Income from long-term investments	128,375	81,935
Punitive interests	4,125	3,113
Loans recovered and reversals of allowances	77,589	82,870
Other (note 5.i.)	117,899	43,399

	327,988	211,317

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	327	222
Charge for uncollectibility of other receivables and other allowances	127,222	47,554
Amortization of difference arising from judicial resolutions Depreciation and losses from miscellaneous assets	28,419 369	35,057 734
Other	33,723	24,325

	190,060	107,892

NET GAIN BEFORE INCOME TAX	1,524,277	1,447,979

I. INCOME TAX (note 4.1)	518,700	249,800

NET INCOME FOR THE FISCAL YEAR	1,005,577	1,198,179

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

2011											2010
			Non capitalized contributions			Retained earnings
Movements	Capital Stock		Issuance premiums		Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference	Unappropriated earnings		Total	Total

1. Balance at beginning of fiscal year	536,361		175,132		312,979	802,385	88,131	1,831,927		3,746,915	2,926,472

2. Stockholders’ Meeting held on March 30, 2011 and April 30, 2010

- Dividends paid in cash	—,—		—,—		—,—	—,—	—,—	(804,000	) (2)	(804,000)	(480,000)
- Legal reserve	—,—		—,—		—,—	239,636	—,—	(239,636)		—,—	—,—

3. Unrealized valuation difference	—,—		—,—		—,—	—,—	(88,131)	—,—		(88,131)	102,264

4. Subscription of shares approved by Stockholders’ Meeting held on March 30, 2011	517	(3)	7,379	(3)	—,—	—,—	—,—	—,—		7,896	—,—

5. Net income for the fiscal year	—,—		—,—		—,—	—,—	—,—	1,005,577		1,005,577	1,198,179

6. Balance at the end of the fiscal year	536,878		182,511		312,979	1,042,021	—,—	1,793,868		3,868,257	3,746,915

(1)	Adjustments to stockholders’ equity refers to Adjustment to Capital Stock.
(2)	Approved by the B.C.R.A. through its Resolution No 312/04/11 dated March 18, 2011 and paid on April 26, 2011.
(3)	See note 1.3

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	5,835,595 (1)	5,273,542 (1)
Cash and cash equivalents at the end of the fiscal year	6,667,627 (1)	5,835,595 (1)

Net increase in cash and cash equivalents	832,032	562,053

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	558,813	780,252
- Loans	(4,120,280)	(2,534,933)

to financial sector	(792,572)	(256,076)
to non-financial public sector	42,272	50,146
to non-financial private sector and residents abroad	(3,369,980)	(2,329,003)
- Other receivables from financial transactions	(100)	213,195
- Receivables from financial leases	(355,171)	(205,420)
- Deposits	5,465,213	3,373,786

to financial sector	33,476	(179,708)
to non-financial public sector	342,097	(227,812)
to non-financial private sector and residents abroad	5,089,640	3,781,306
- Other liabilities from financial transactions	516,213	197,711

Financing from financial or interfinancial sector (calls received)	105,100	5,100
Others (except liabilities included in Financing Activities)	411,113	192,611
Collections related to service charge income	1,805,630	1,389,081
Payments related to service charge expense	(485,088)	(390,369)
Administrative expenses paid	(2,117,837)	(1,856,496)
Organizational and development expenses paid	(18,302)	(13,540)
Net collections from punitive interest	3,798	2,891
Differences from judicial resolutions paid	(28,419)	(35,057)
Collections of dividends from other companies	8,494	11,018
Other collections related to other income and expenses	148,497	76,287

Net cash flows provided by operating activities	1,381,461	1,008,406

Investment activities

Net payments from premises and equipment	(124,813)	(94,851)
Net (payments) / collections from other assets	(1,783)	1,841
Collections from sales of ownership interests in other companies	255,757	—,—
Other (payments) / collections from investment activities	(253,447)	57,418

Net cash flows used in investment activities	(124,286)	(35,592)

Financing activities

Net collections from:
- Unsubordinated corporate bonds	185,193	—,—
- Argentine Central Bank	15,570	46

Other	15,570	46
- Banks and international agencies	474,802	33,013
- Financing received from local financial institutions	(682)	(626)
Capital contributions	7,896	—,—
Cash dividends paid	(804,000)	(480,000)
Other (payments) / collections related to financing activities	(303,923)	36,806

Net cash flows used in financing activities	(425,144)	(410,761)

Financial results and results from holdings of cash and cash equivalents (including interest)	1	—,—

Net increase in cash and cash equivalents	832,032	562,053

(1)	See note 16 “Statements of cash and cash equivalents flow”

The accompanying notes 1 through 19 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

(Stated in thousands of pesos)

1.	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 76.00% of the corporate stock as of December 31, 2011.

Part of the Bank’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total

Capital Stock as of December 31, 2006:				471,361

03-27-2009	10-05-2009	(1)	65,000	536,361
03-30-2011	09-14-2011	(2)	517	536,878	(3)

(1)	For payment of share dividend.
(2)	See note 1.3.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Consolidar Comercializadora S.A. merged by absorption into BBVA Francés

On February 10, 2011, the Board of Directors of BBVA Francés and Consolidar Comercializadora S.A. entered into a “Preliminary merger agreement”, whereby BBVA Francés incorporates Consolidar Comercializadora S.A. on the basis of these companies’ financial statements as of December 31, 2010 and Consolidar Comercializadora S.A. goes through a dissolution without liquidation process.

On March 30, 2011, the Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés and the Extraordinary Shareholders’ Meeting of Consolidar Comercializadora S.A., approved said preliminary merger agreement, as well as the consolidated merging balance sheet as of December 31, 2010 and the shares’ exchange ratio.

In addition, the Shareholders’ Meeting of BBVA Francés above mentioned, approved the increase in capital stock of BBVA Francés by issuing 516,544 book-entry, ordinary shares with a par value of $ 1 each and 1 vote per share, that were listed for public offering at the Buenos Aires Stock Exchange and delivered to the shareholders of Consolidar Comercializadora S.A.

The parties have agreed on July 1, 2011 as the merger effective date, with that being the date as of which all the assets and liabilities of the target company have been transferred. On July 5, 2011, the CNV approved the merger and the listing of the shares pertaining to the capital increase. On September 14, 2011, the merger was registered with the Public Registry of Commerce. As a result, the Bank’s capital stock increased by 517, generating an issuance premium of 7,379.

In this respect, Consolidar Comercializadora S.A.’s assets and liabilities, existing as of July 1, 2011, were incorporated on a line-by-line basis into those of BBVA Francés and amounted to 65,620 and 53,931, respectively.

1.4	Sale of Consolidar Compañía de Seguros de Retiro S.A.

On March 31, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Compañía de Seguros de Retiro S.A. (Consolidar Retiro) between BBVA Francés, holder of 66.21% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 33.79% of the capital stock, in their capacities as selling shareholders, and Orígenes Compañía de Seguros de Retiro S.A., C.M.S. de Argentina S.A. and Grupo Dolphin Holding S.A., in their capacities as buying shareholders.

Pursuant to said agreement, a price was established for the shares, at 380,000, adjustable on the basis of the proceeds resulting from the sale of the interest held by Consolidar Retiro in the real estate for own use where it has its offices. The price was paid pro rata of the shareholding of each one of the sellers in Consolidar Retiro. In addition, the closing of the transaction was subject to the satisfactory fulfillment of certain conditions precedent, which included the authorization of the National Superintendence of Insurance (S.S.N.).

On May 13, 2011, the transaction was approved by the S.S.N., with the stock purchase agreement having been closed and the transfer of shares consummated on June 10, 2011.

1.5	Sale of Consolidar Aseguradora de Riesgos del Trabajo S.A.

On October 6, 2011, a purchase and sale agreement was executed for the aggregate shares held by Consolidar Aseguradora de Riesgos del Trabajo S.A. (Consolidar ART) between BBVA Francés, holder of 12.50% of the capital stock, and Banco Bilbao Vizcaya Argentaria S.A., holder of 87.50% of the capital stock, in their capacities as selling shareholders, and Galeno Argentina S.A. in its capacity as buyer.

Pursuant to said agreement, a price has been established for the shares, at US$ 59,443,137, adjustable on the basis of the net proceeds resulting from the sale of the interest held by Consolidar ART in the real estate for own use where it has its offices. The price shall be paid pro rata of the shareholding of each one of the sellers in Consolidar ART, with BBVA Francés having received from the buyer a down payment in the amount of 18,750 equal to 60% of the pro rata price of the transaction. On February 6, 2012, the transaction was approved by the S.S.N. According to the conditions stipulated in the agreement, the transaction is scheduled for closing within 30 running days counted as from that date.

1.6	Responsibility of stockholders

BBVA Francés is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid – in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2.	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the Argentine Central Bank (BCRA).

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Francés applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the financial statements include the comparative information as of December 31, 2010.

On February 11, 2011, pursuant to Communication “A” 5180 and supplementary rules, BCRA has incorporated certain changes into its rules concerning the valuation and presentation of debt instruments issued by the non-financial public sector and of debt instruments used as monetary regulation tools that shall come into force on March 1, 2011. As a result, for comparative purposes, the Bank has adapted the presentation of the balances of such assets in the Balance Sheet as of December 31, 2010.

It must be clarified that these changes do not have a significant impact on the presentation of the financial statements as of such date considered as a whole.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2011 and 2010, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each fiscal year. The exchange differences were charged to income (loss) for each fiscal year.

b)	Government and private securities:

I.	As of December 31, 2011:

•

Holdings booked at fair value and instruments issued by the BCRA at fair value: they were valued based on current listed prices or the prevailing present value for each security as of the close of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost: these were valued using the amount of initial recognition, rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of the close of the fiscal year. Differences in listed prices were charged to income for the fiscal year.

II.	As of December 31, 2010:

As stated in Note 2.2., for comparative purposes, the Bank adapted the presentation of the balances of these assets in the Balance Sheet.

•	Holdings booked at fair value and instruments issued by the BCRA at fair value:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale) for 4,813 and 65,962, respectively: they were valued based on current listed prices for each security as of the close of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities) for 695,479: according to Communication “A” 4702, the Government securities expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, the amount recorded was 87,877 (income).

•

Unlisted government securities for 2,055,270: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

•

Holdings available for sale (Instruments issued by the BCRA) for 532,818: according to Communication “A” 4702, the instruments issued by the BCRA expressly included in the list of volatilities published by the BCRA on a monthly basis, were classified as “Available for sale”.

They were valued in accordance with the quotations prevailing for each security as of the close of the fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of December 31, 2010, the amount recorded was 254 (income).

•	Holdings booked at amortized cost and instruments issued by the BCRA at amortized cost:

•

Unlisted government securities for 175: they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898.

•

Unlisted instruments issued by the BCRA for 2,170,064: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of December 31, 2010, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments for 269: they were valued based on current listed prices as of the close of the fiscal year. Differences in listed prices were charged to income for the fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2011 and 2010, the secured loans were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 5180 and “A” 4898, respectively. An amount has been added to said balancing account to match their book values to fair values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of December 31, 2011 and 2010, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of December 31, 2011 and 2010.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, receivables from financial leases, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of each fiscal year.

•	Securities: with Holdings booked at fair value and Instruments issued by B.C.R.A at fair value: according to the method described in 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2011 and 2010.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of December 31, 2011 and 2010.

j)	Receivables from financial leases:

As of December 31, 2011 and 2010, they were valued at the present value of the sum of the periodical installments and the agreed-upon residual value, calculated as per the conditions agreed upon in the respective leases, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.), Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings), PSA Finance Argentina Compañía Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión): were valued by the equity method at the end of each fiscal year.

•	Consolidar Cía. de Seguros de Retiro S.A.: was valued by the equity method as of December 31, 2010.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A., Visa Argentina S.A. and Interbanking S.A.: were valued by applying the equity method at the end of each fiscal year.

•

Bladex S.A. (included in Other – Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. (see note 1.5) and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of each fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated amortization calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the BCRA.

As of December 31, 2011 and 2010 these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,359,260 and 1,330,841, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch – Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Supreme Court of Justice of Argentina confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of December 31, 2011 and 2010, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 12):

•	Interest rate swaps and Forward transactions:

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of each fiscal year.

2.	Forward transactions receivable/payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of each fiscal year as applied to stated notional amounts.

•	Call and put options bought and written:

As of December 31, 2011 and 2010, these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for each fiscal year.

•	Repo and Reverse Repo transactions

As of December 31, 2011, each transaction was valued at cost. The premiums accrued as of December 31, 2011 were charged to income (loss) for the fiscal year.

o)	Term investments yielding variable income – Communication “A” 2482 and supplemented:

As of December 31, 2011 and 2010, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the change in the price of the assets or the indicators contained in the provision and the terms and conditions of the respective transactions were also considered. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities:

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of December 31, 2011 and 2010.

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders’ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of December 31, 2011 and 2010, accounts accruing monetary transactions [(financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.)] were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of December 31, 2011, the Bank calculated the earning per share on the basis of 536,619,578 ordinary shares (which was calculated as the weighted average of the quantity of shares during the twelve months that make up the fiscal year) and as of December 31, 2010 on the basis of 536,361,306 ordinary shares of $ 1 par value each. The net income for each fiscal year on those dates is as follows:

	12-31-2011	12-31-2010
Net income for the fiscal year	1,005,577	1,198,179
Earning per share for the fiscal year – (stated in pesos)	1.87	2.23

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation and disclosure criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 109,600 and 62,300 as of December 31, 2011 and 2010, respectively, should be recovered.

b)	Derivative financial instruments

As explained in notes 2.3.n) and 12, as of December 31, 2011 and 2010, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 16,018 and would have increased in 3,729, respectively. By contrast, the effect of the application of the professional accounting standards on the income statement for the fiscal years ended December 31, 2011 and 2010 would have been 19,747 (loss) and 3,605 (income), respectively.

c)	Consolidar A.F.J.P. S.A. building acquisition

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 20,109 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 and 2010 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

d)	Consolidar Retiro. S.A. building acquisition

On June 7, 2011, the Bank acquired from Consolidar Retiro the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank booked a 7,062 write-down for the real estate in its stand-alone and consolidated balance sheet as of December 31, 2011 to reflect the result from the transaction attributable to the Bank’s ownership interest in the company as of that date. The professional accounting standards currently in force in Argentina do not require the mentioned adjustment.

II. Valuation criteria and aspects related to disclosure of information

Holdings available for sale

As of December 31, 2010, the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity an income of 88,131, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in Argentina do not endorse this accounting treatment. As of December 31, 2010, 102,264 (income) should have been charged to income for the fiscal year.

4.	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between valuation of assets and liabilities for accounting purposes and their taxable bases. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

As of December 31, 2011 and 2010, the Bank recorded 518,700 and 249,800, respectively, in the Income tax caption as the estimate of the income tax charge payable to the tax authorities for the relevant fiscal years.

As of December 31, 2011 and 2010, the Bank has booked 326,818 and 177,757, respectively, in the caption Other liabilities – Other – Accrued Taxes as a result of having netted the income tax withholdings applied to the Bank until such dates.

Besides, on June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of December 31, 2011 and 2010, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 109,600 and 62,300, respectively. Such amounts are made up as follows:

	12-31-2011	12-31-2010

Deferred tax assets	333,200	473,900
Deferred tax liabilities	(223,600)	(411,600)

Net deferred assets	109,600	62,300
Allowance	(109,600)	(62,300)

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. In turn, Law No. 26,545, published in the Official Gazette on December 2, 2009 extended TOMPI for a further ten years. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones.

However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

As of December 31, 2011 and 2010, the Income tax assessed was higher than the TOMPI. Therefore, a provision was raised for Income tax.

4.3.	Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. Panel B of the Tax Court handed down a new judgment declaring the assessment to be null and void. The Tax Authorities lodged an appeal against this judgment and on August 16, 2011. Panel III of the Appellate Court ruled that the appeal had been abandoned. Against this rejection, the Tax Authorities lodged an extraordinary appeal and the Bank filed an answer to it. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

On November 18, 2010, the Bank was notified by the Supreme Court of Justice of Argentina that the favorable judgment had been confirmed in connection with the proceedings for the fiscal period 1993.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by

BBVA Francés to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

Also in this respect, on May 13, 2009, an action for a declaratory judgment was commenced by the Bank against the Tax Bureau of the City of Buenos Aires, currently being heard by the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1, to procure a judgment ascertaining that a) the bonds received by the Bank from the National Government as compensation for the asymmetric re-denomination into Pesos of assets and liabilities imposed by the Executive Order No. 905/2002 may not be levied with Turnover Tax in the Autonomous City of Buenos Aires; b) the foreign exchange gains/losses are a direct effect of the modification of the monetary system and therefore should not be levied with Turnover Tax in the Autonomous City of Buenos Aires. On December 29, 2010, the Judge presiding over the court with original Federal Jurisdiction over Contentious Administrative Matters No. 1 handed down a new precautionary measure ordering the Tax Bureau of the City of Buenos Aires to refrain from demanding that BBVA Francés should pay any debt originating in the tax treatment that should be afforded to the bonds received from the National Government as compensation for the asymmetric re-denomination into Pesos under Executive Order No. 905/02 and the foreign exchange gains/losses for purposes of Turnover Tax for the fiscal period 2002 in issue until a final judgment has been rendered on the proceedings whereby the action for a declaratory judgment is still pending.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that had not yet accrued to the extent they are paid by the Bank. However, on October 4, 2010, the Bank cancelled all the outstanding moratorium balances in the framework of the plan of payment in installments set out by Law No. 3461/2010.

The Bank’s Management does not expect an adverse financial impact in these respects.

5.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	12-31-2011	12-31-2010
a) LOANS

Loans granted to pre-finance and finance exports	3,003,322	2,329,504
Fixed-rate financial loans	2,640,216	1,392,175
Financial loans to foreign entities	70,704	5,964
Other	22,741	28,839

Total	5,736,983	3,756,482

	12-31-2011	12-31-2010
b) INVESTMENTS IN OTHER COMPANIES

In controlled companies -supplementary activities	69,941	249,788
In other non-controlled companies- unlisted	45,876	37,321
In non-controlled companies-supplementary activities	14,875	15,423

Total	130,692	302,532

c) OTHER RECEIVABLES

Guarantee deposits	201,904	102,105
Miscellaneous receivables	198,781	125,229
Tax prepayments (1)	121,481	71,304
Prepayments	110,884	94,396
Other	8,201	4,227

Total	641,251	397,261

(1)	As of December 31, 2011 and 2010, it includes the deferred tax asset for 109,600 and 62,300, respectively (see note 4.1.).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Accounts payable for consumption	547,354	394,705
Collections and other operations for the account of third parties	473,628	290,211
Other withholdings and collections at source	261,942	202,429
Money orders payable	174,928	179,820
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (B.I.C.E)	49,324	38,391
Pending Banelco debit transactions	36,505	28,493
Loans received from Interamerican Development Bank (BID)	15,945	18,420
Social security payment orders pending settlement	4,987	3,852
Other	65,885	62,960

Total	1,630,498	1,219,281

e) OTHER LIABILITIES
Accrued taxes	409,038	232,037
Miscellaneous payables	316,160	223,193
Accrued salaries and payroll taxes	238,739	185,008
Amounts collected in advance	79,470	65,126
Other	1,283	1,925

Total	1,044,690	707,289

	12-31-2011	12-31-2010

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	35,717,602	36,645,801
Items in safekeeping	16,087,264	17,016,419
Checks not yet credited	2,567,258	1,697,519
Collections items	400,241	430,819
Checks drawn on the Bank pending clearing	254,125	245,783
Other	96,100	79,403

Total	55,122,590	56,115,744

g) SERVICE CHARGE INCOME

Commissions for hiring of insurances	176,920	133,843
Rental of safe-deposit boxes	75,798	53,482
Commissions for loans and guaranties	59,365	40,100
Commissions for capital market transactions	16,580	20,421
Commissions for transportations of values	14,807	11,145
Commissions for escrow	10,880	6,855
Commissions for salary payment	8,759	7,694
Commissions for trust management	1,527	1,844
Other	58,043	57,183

Total	422,679	332,567

h) SERVICE CHARGE EXPENSE

Turn-over tax	110,797	76,410
Insurance paid on lease transactions	21,042	15,215
Other	12,789	5,250
Total	144,628	96,875

i) OTHER INCOME

Deferred income tax (1)	47,300	—,—
Tax recovery	18,166	12,800
Related parties expenses recovery	13,620	8,638
Gain from the sale of premises and equipment and other assets	2,150	2,255
Rent	1,269	936
Other	35,394	18,770

Total	117,899	43,399

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

6.	FINANCIAL INFORMATION UNIT: SUMMARY PROCEEDINGS

In March 2010, the Bank was notified of the commencement of two summary proceedings instituted by the Financial Information Unit (UIF) against BBVA Francés and its Regulatory Compliance Officer arising from two wire transfers received by two customers in their respective sight accounts on November 22, 2007 and respectively amounting to 39,393 and 9,174.

It has been the UIF’s understanding that the profile of the customers, as defined, and the supporting documentation submitted by the Bank do not coincide with the possibility of receiving such wire transfers.

In due time, the Bank filed its defenses, offered evidence and petitioned for an acquittal. In addition, the Bank called for the enforcement in this case of the same guarantees available in court proceedings, argued that the statute of limitations applicable to punishable offenses had run out and further claimed that Law No. 25,246 is unconstitutional when it comes to the scale of penalties imposed.

As regards the Regulatory Compliance Officer, the Bank focused on the nature of the penalties that could be imposed on him and petitioned for the enforcement of the general principles of the law in his respect as these prescribe that this officer should not be deemed liable on grounds of occupying the position of regulatory compliance officer at the Bank.

In September and October 2010, the Bank was served with the resolutions adopted by the UIF whereby BBVA Francés and the Regulatory Compliance Officer were each ordered to pay a fine for an amount equivalent to one time the transactions objected.

On the basis of its legal advisors’ opinion, on October 28 and November 25, 2010, the Bank lodged with the Appellate Court with Federal Jurisdiction over Contentious Administrative Matters a direct appeal against the UIF’s Resolutions in connection with the wire transfers for 9,174 and 39,393, respectively, in accordance with the provisions under Section 25 of Law No. 25,246.

Both the Bank’s Management and its legal advisors understand that these cases have been assessed on the basis of a duly timed analysis, following the internal procedures in place for these situations. Further, they understand that the Bank has duly applied in these two cases all current rules and regulations and that no adverse impact on the Bank’s financial position is expected in this respect.

7.	RESTRICTIONS ON ASSETS

As of December 31, 2011 and 2010, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 132,500 in bonds issued by the Argentine Government maturing in 2014 as of December 31, 2011 and 100,005 in Guaranteed Bonds maturing in 2018 and as of the end of the previous fiscal year, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated 37,524 in bonds issued by the Argentine Government maturing in 2014 as of December 31, 2011 and BCRA Bills (Badlar), in an amount of 67,341, as of the end of the previous fiscal year, to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

c)	The Bank appropriated 33,063 in Guaranteed Bonds maturing in 2020 as of December 31, 2011, to secure loans granted by the so-called “Bicentennial Fund”.

d)	The Bank appropriated loan funds of its active portfolio in an amount of 1,722 and 1,591, respectively, to secure debts with the BCRA.

e)	The Bank has also appropriated accounts, deposits and trusts for 441,836 and 280,014, respectively, as security for activities related to credit card operations, automated clearing houses, non-deliverable forwards and lawsuits.

8.	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of December 31, 2011 and 2010, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2011	2010	2011	2010	2011	2010

BBVA S.A.	12,537	24,495	16,327	8,723	252,634	188,713
BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	2,497	726	4,664	2,118	2,340	2,845
Consolidar Aseguradora de Riesgos del Trabajo S.A. (see note 1.5)	140	96	257,765	88,713	23,424	6,772
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	9,979	1	90,379	61,765	74,620	77,515
Consolidar Cía. de Seguros de Retiro S.A. (see note 1.4)	—,—	3,738	—-,—	585	—,—	57,505
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión).	199	174	24,010	19,254	18,381	12,592
BBVA Consolidar Seguros S.A.	12,238	8,462	3,364	2,328	—,—	943
PSA Finance Argentina Cía. Financiera S.A.	800,097	399,888	4,596	1,608	110,000	50,000
Rombo Cía. Financiera S.A.	564,341	269,288	30,803	5,194	224,000	109,000
Consolidar Comercializadora S.A. (see note 1.3)	—,—	52	—,—	19,808	—,—	42,335
Inversora Otar S.A.	5,235	—,—	910	360	400,761	773,796

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.

9.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 11.1030% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos a hundred and twenty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

10.	TRUST ACTIVITIES

10.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. As of December 31, 2011 and 2010, the assets of Diagonal Trust amount to 2,411 and 2,405, respectively, considering its recoverable value.

Besides, as of December 31, 2011 and 2010 the Bank has recorded the assets of Maginot Trust, whose book value amounts to 533 and 338, respectively. In addition, the Bank recorded the Fideicomiso Corp Banca assets for 5,371 as of the end of the previous fiscal year as well as the selected assets on account of the redemptions in kind of the Fideicomiso Corp Banca participation certificates for 4,173 and 4,539 as of December 31, 2011 and 2010, respectively.

Such amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

10.2.	Non Financial Trusts

The Bank acts as trustee in 24 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 180,673 and 207,628 as of December 31, 2011 and 2010, respectively, consist of cash, creditors’ rights, real estate and shares.

11.	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

In turn, the Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

The Ordinary and Extraordinary Shareholders’ Meeting of BBVA Francés dated March 30, 2011 resolved that, considering the country’s favorable context in terms of national macroeconomics, as well as the conditions prevailing in international markets, and in particular, given the good growth prospects foreseen for the banking and financial industry, it would be advisable to raise the maximum amount of the global note program from US$ 300,000,000 (or its equivalent in other currencies) to US$ 500,000,000 (or its equivalent in other currencies) outstanding at any time and to renew the delegation to the Board of all of the powers related to the Program and to the Corporate Bonds allowed to be issued under the Program.

On July 21, 2011, the CNV approved the increase in the maximum amount of the Negotiable Obligations Global Program pursuant to its Resolution No. 16611.

As provided in the Negotiable Obligations Law and B.C.R.A.’s regulations, the proceeds could be applied to: (i) investments in physical assets located in Argentina; (ii) working capital in Argentina; (iii) refinancing of liabilities; (iv) capital contributions into BBVA Francés’s subsidiaries or related companies in so far as the proceeds of such contributions is, in turn, applied to the above-mentioned uses; and/or (v) lending, in so far as the borrowers apply the proceeds of such loans to the uses referred to in the preceding numerals of this paragraph in accordance with the rules laid down to that end by the B.C.R.A.

On June 23, 2011, the Board of BBVA Francés approved the issuance of Class 1 of its Corporate Bonds under the Program for a principal amount of up to $250,000,000. On September 13, 2011, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 185,193 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.8% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the grant of personal loans.

On November 9, 2011, the Board of BBVA Francés approved the issuance of Class 2 of its Corporate Bonds under the Program for a principal amount of up to $200,000,000. On January 16, 2012, the Bank issued its Corporate Bonds, which were fully subscribed and paid in for 148,900 for a term of 18 months, to be fully amortized at maturity and subject to a variable interest rate equivalent to the private Badlar rate plus a spread of a nominal 2.44% per annum, with quarterly interest payments. As to the use of the proceeds obtained from the issuance of the above-mentioned Class, they were applied to the reimbursement of time deposits.

As of December 31, 2011, the outstanding principal and accrued interest amounts to 187,273, in connection with Class 1 of the Negotiable Obligations.

12.	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of December 31, 2011:

a)	Interest rate swaps for 577,600 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts; and interest rate swaps for 29,000 (Badlar versus Fixed Rate), maturing within a period not exceeding 1 year for which the Bank pays a fixed amount, and receives a variable amount in accordance with changes in the Badlar.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the fiscal year for 1,307.

The estimated market value of said instruments amounts to 19,138 (Liability). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 606,600.

b)	Interest rate swap for 55,236 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate SWAP” for 55,236.

c)	Non-deliverable forward purchase and sale transactions in foreign currency and ratios payable in Pesos, maturing within a period not exceeding 1 year, for 3,588,570 and 3,419,241, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 51,506.

d)	Call options bought for 30,032 and call options written for 34,505 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of call options bought” for 30,032 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of call options written” for 34,505.

These transactions have been valued in accordance with the description in note 2.3.n) generating 458 income as of the end of the fiscal year.

The Bank does not carry balances from put options in force as of the end of the fiscal year. This notwithstanding, the transactions conducted during the fiscal year have yielded 54 in loss.

e)	Forward sales due to BCRA Bills repurchase agreements for 1,076,058, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 53,561 income as of the end of the fiscal year.

f)	Forward purchases due to BCRA Bills reverse repurchase agreements for 99,490, which are recorded under “Other receivables from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 4,579 loss as of the end of the fiscal year.

II.	Transactions as of December 31, 2010:

a)	Interest rate swaps for 202,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating an income as of the end of the fiscal year for 3,533.

The estimated market value of said instruments amounts to 4,602 (Assets). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate swap” for 202,500.

b)	Interest rate swap for 61,467 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the fiscal year the above transaction was recorded under “Memorandum Accounts – Debit Accounts – Derivatives – Interest rate SWAP” for 61,467.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,469,931 and 2,151,674, which are recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating loss as of the end of the fiscal year for 19,051.

d)	Call options bought for 52,702 and call options written for 60,082 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of call options bought” for 52,702 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of call options written” for 60,082.

Put options bought for 27,402 and put options written for 24,662 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers. Said transactions were recorded under “Memorandum Accounts – Debit Accounts – Derivatives – “Notional” amount of put options bought” for 27,402 and under “Memorandum Accounts – Credit Accounts – Derivatives – “Notional” amount of put options written” for 24,662.

These transactions have been valued in accordance with the description in note 2.3.n) generating 4,494 income as of the end of the fiscal year.

e)	The Bank does not carry balances from repos and/or reverse repos in force as of December 31, 2010. This notwithstanding, the transactions conducted during fiscal 2010 have yielded 27,127 in income at the end of the fiscal year.

13.	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the Over-the-counter Market

As of December 31, 2011, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolutions No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of December 31, 2011 and 2010, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos Latinoamericanos”, “FBA Calificado”, “FBA Internacional”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Premium”, “FBA Europa”, “FBA Horizonte”, “FBA EEUU”, “FBA Renta Corto Plazo”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión), the Bank holds certificates of deposits, deferred payment checks, shares, corporate bonds, government securities, indexes, tax-credit certificates, securities issued by the Argentine Central Bank, investments financial trust certificates, Cedears and ADRS in safekeeping in the amount of 1,374,204 and 1,199,165, respectively, all of which making up the Fund’s portfolio and booked in “Memorandum Accounts – Debit Accounts – Control – Other”.

The Investment Funds’ equities are as follows:

EQUITIES AS OF

INVESTMENT FUND	12-31-2011	12-31-2010
FBA Acciones Globales	56,616	70,827
FBA Total	16,017	15,998
FBA Renta	17,435	15,731
FBA Renta Pesos	1,228,914	942,439
FBA Renta Dólares	4,613	4,388
FBA Bonos Latinoamericanos	12,977	14,904
FBA Calificado	72,591	120,387
FBA Internacional	645	588
FBA Ahorro Dólares	11,671	11,011
FBA Renta Fija	18,566	21,358
FBA Ahorro Pesos	422,678	280,034
FBA Renta Premium	10,056	10,672
FBA Europa	2,926	2,604
FBA Horizonte	35,230	49,081
FBA EEUU	7,501	3,447
FBA Renta Corto Plazo	443	608
FBA Acciones Latinoamericanas	19,948	25,861
FBA Bonos Argentina	4,922	4,894
FBA Brasil	25,998	35,886
FBA México	62	1,187
FBA Commodities	58	60
FBA Acciones Argentinas	260	704
FBA Bonos Globales	79	76

Total	1,970,206	1,632,745

14.	EARNINGS DISTRIBUTIONS

The Bank has in place an earnings distribution policy in line with the Bank’s vocation for sustained stockholder value, that at the same time allows the Bank’s financial condition to perform favorably so as to strive for business growth and the maintenance of consistently high liquidity and solvency standards in compliance with currently applicable rules and regulations.

Restriction on earnings distributions:

a)	In accordance with the provisions of BCRA, the next Shareholders’ Meeting must appropriate the amount of 201,115 currently included under Unappropriated earnings to the Legal Reserve.

b)	In accordance with Communications “A” 5072 and 5273, issued on May 6, 2010 and January 27, 2012, respectively, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the sum of the balances recorded in the account Unappropriated retained earnings and in the Voluntary reserve for future distributions of income as set forth in point 2.1 of such Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

15.	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of December 31, 2011:

COMPUTABLE COMPLIANCE IN PESOS
Cash	912,503
Special Guarantee Accounts	147,406
BCRA Checking Account	1,749,556
Cash in transit	119
Cash in valuables’ transportation	999,325
Franchises	146,454

TOTAL	3,955,363

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in thousands of Pesos)
Cash	387,176
Special Guarantee Accounts	13,125
BCRA Checking Account	1,864,738
Cash in transit	80
Cash in valuables’ transportation	124,551

TOTAL	2,389,670

COMPUTABLE COMPLIANCE IN EUROS (Stated in thousands of Pesos)
Cash	70,055
BCRA Checking Account	32,931
Cash in transit	28
Cash in valuables’ transportation	14,807

TOTAL	117,821

16.	STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-11	12-31-10	12-31-09

a) Cash and due from banks	6,344,061	5,682,802	5,160,260

b) Government securities	77,873	4,813	8,352

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each fiscal year	245,693	147,980	104,930

CASH AND CASH EQUIVALENTS	6,667,627	5,835,595	5,273,542

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from each fiscal year date.

17.	RISK MANAGEMENT POLICIES

The Risk Department comprises units specializing in each class of risk (credit, financial and operational risk) that work alongside cross-sectional control units: Global Management and Technical area and Internal Control.

The following is a description of the comprehensive policies and processes for identifying, assessing, controlling and mitigating all risks: credit, financial and operational.

a)	Credit Risk

The Risk Department is made up by the following divisions: Retail Banking, Enterprise and Wholesale Banking and Recoveries. Within the purview of the Retail Banking and the Enterprise and Wholesale Banking divisions, there are the areas in charge of Admission, Follow-Up, Policies and Tools. In turn, the Recoveries division includes areas specializing in severity mitigation, further split into judicial recovery and non-judicial recovery.

Approvals are processed by virtue of the loan-granting powers conferred upon the positions responsible for Admission, the Credit Risk Committee and the Risk Management Committee. In addition, the commercial areas rely on a smaller number of delegated loan-granting powers in order to streamline minor transactions. These powers are also arranged by ratings and amounts.

Any exceptions to the policies currently in force are dealt with by the Risk Management Committee.

The assessment methodology is based on internally designed scoring and rating models applied to the Retail Banking and Enterprise and Wholesale Banking portfolios management, respectively. The application of this methodology leads to the calculation of the likelihood of default and in addition, to a historical control over expected losses and over the degree of severity of such losses in each portfolio. The scoring and rating tools are re-estimated periodically.

The following are some of the aspects taken into account upon subjecting customers to a credit assessment:

•	Verify the client sufficient income-generation sources and an adequate financial structure to face the commitments to repay principal and interest of the owned receivables within the terms agreed.

•	Adequate and sufficient guarantees must to allow the loans recovery.

•	Adequate knowledge of the client so that the decision-making officials are sufficiently confident and secure when they decide to grant the loan.

•	Balance and correlation between the use of the proceeds, the amount, the term and the manner to repay the loan based on the client´s generation of resources and the guarantees.

•

The activities carried on by the client must be identified so that the client can be assigned to the appropriate classification of sectors of the economy assessing its positioning and growth expectations.

•

Permanent consulting for hints of junctures in the policies currently in force in each sector for an adequate response in line with the general investment or divestiture guidelines in a sector or sub-sector of the economy, amongst others.

b)	Financial Risk

The Financial Risk Area which reports to the Risk Division, is the unit responsible for identifying, assessing and controlling the market, structural and liquidity risks.

Market Risks is in charge of the following:

•	Identifying the Business Units within the Entity that carry out transactions entailing market risks, which should thus be included in the corporate applications of measurement and control risk.

•	Monitor on a daily basis compliance with the risk limits and policies of the Business Units

•	Determine, on a daily basis, the market variables that will be used in the valuation of the Treasury positions and by the Committee of Assets and Liabilities (COAP).

•	Determine the calculation of the Credit Exposure of the Treasury Client counterparts (Credit Risk in the Market Desk).

The most complex approach, adopted as a standard measurement tool, is the Value at Risk (VaR) which provides a 99% confidence level at 1-day and 10-day parameters.

Policies are implemented through a limit structure, in terms of daily, monthly and annual VaR and Stop Loss measures.

On an annual basis, a proposal is prepared for the authorization of market risk limits together with the Treasury Department. This standard sets forth the identity of the officials who have the maximum control responsibilities and decision-making attributes concerning the limits and contingency plans to be implemented if such limits were surpassed.

The utility of the VaR model is fine-tuned through backtesting and stresstesting techniques.

Although the Financial Division is responsible for managing the structural risks at the Entity, which risks also include the liquidity risk, the Market Risk Area, in its position as independent business unit and responsible for management actions, is empowered to approve, follow up (measure) and control the methodologies, the limits and the alerts that the areas involved may propose and consume in order to adequately manage the structural and liquidity risk.

Both the structural risk and the liquidity risk are monitored through a number of specific quantitative and qualitative limits and alerts, which are followed up on a daily basis by the Market Risk Area.

As regards liquidity risk, crisis are identified by the three areas of the Technical Liquidity Group (GTL, with the areas in charge of following up on crises being the Market Risk Area, Financial Management and Markets) and as soon as any of these areas detects a crisis, it must report it to the other management areas above mentioned.

The Market Risk Area obtains the flows of collections and payments, prepares the daily liquidity map, proposes the limits and alert alarms and prepares and distributes the appropriate reports for the evolution of liquidity to the internal areas of the Risk Division and to the top executives of BBVA Francés.

Liquidity risks are monitored using three models: Short-term liquidity, Medium-term liquidity and Stress-liquidity. This model is based on the study of past crisis and it is used as a basis to generate the contingency plan.

The aim of the Contingency Plan is no other than to be in the best position to face liquidity problems, to foresee potential crisis situations, both at the Entity level and in the markets which may arise for the Entity in the future.

As regards structural risk, defined as any alteration sustained by the financial margin and/or the equity value of an entity arising from variations in interest rates, an analysis of five sensitivities is used to monitor these two risks:

•	SMF: Sensitivity to the Financial Margin in the event of +/-100bps variations in interest rates;

•	SVE: Sensitivity to the Equity Value in the event of +/-100bps variations in interest rates;

•	SVE COAP: Sensitivity to the Equity Value of the COAP portfolio in the event of +/-100bps variations in interest rates;

•	MeR: Margin at Risk, understood as the maximum unfavorable departure from the financial margin projected for a pre-determined level of confidence; and

•

CE: calculation of the Equity Capital of the Bank, consisting in an estimate of the unexpected losses that could be incurred in the various risk activities carried out, in other words, the maximum losses that could be sustained with a given level of confidence.

c)	Operational Risk

The Validation and Internal Control area, which reports to the Internal Control and New Products division, is charged with the implementation and maintenance of a model to identify, value, follow up on, check and mitigate operational risk. This model revolves around a methodology based on BCRA’s provisions currently in force (Communications “A” 4793 and “A” 5203) and on international standards (COSO and Basel) and specific computerized tools that support the model.

Operational risk is identified and quantified by the Ev-Ro tool. To support the follow-up function and the dynamical controls over the efficacy of the mitigation measures in place, the Trans-VaR tool is used. There is also a loss history database segmented by business areas and class of risk known as SIRO database. All these tools are working properly and the degree of implementation is optimum.

Through the Internal Control and Operational Risk model, the Bank is able to:

•	Assess the degree of mitigation activity implemented in the various areas

•	Verify that the measures have been adopted in accordance with priority criteria for the mitigation of risk factors.

•

Ensure that the contingency plans and service continuity defined by the various business units or supporting areas have been properly implemented and updated to reduce the risk of certain high-impact risk factors.

18.	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

19.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value or present value	Book balance as of 12-31-2011	Book balance as of 12-31-2010	Position without options	Final position

GOVERNMENT SECURITIES

Government securities at fair value

Local
In pesos
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (1)	5439		1,017,471		1,017,471	1,017,471
Secured Bonds due 2020	2423		828,433		828,433	828,433
Secured Bonds due 2018	2405		178,727		178,713	178,713
Discount Bonds	45696		23,377		23,377	23,377
Federal Government Bocon PRO12	2449		14,814		395	395
Federal Government Bonds in Pesos Badlar + 350 pb due 2013	5438		12,795		12,795	12,795
Other			2,916		2,939	2,939

Subtotal in pesos			2,078,533	2,609,390	2,064,123	2,064,123

In foreign currency
Other			2,516		—,—	—,—

Subtotal in foreign currency			2,516	146,172	—,—	—,—

Subtotal Government securities at fair value			2,081,049	2,755,562	2,064,123	2,064,123

Government securities at amortized cost

Local
In pesos
Other		164	164		164	164

Subtotal in pesos			164	164	164	164

In foreign currency
Other			—,—		—,—	—,—

Subtotal in foreign currency			—,—	11	—,—	—,—

Subtotal Government securities at amortized cost			164	175	164	164

(1)	Holdings received in exchange for secured loans.

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value o present value	Book balance as of 12-31-2011	Book balance as of 12-31-2011	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
At fair value
Argentine Central Bank Internal Bills due 06-20-12	46104		750		750	750

Subtotal at fair value			750	598,780	750	750

Repurchase transactions
Argentine Central Bank Internal Bills due 02-08-12	46125	1,076,058	1,076,058		—,—	—,—

Subtotal repurchase transactions			1,076,058	—,—	—,—	—,—

At amortized cost
Argentine Central Bank Internal Bills due 02-08-12	46125		297,264		297,264	297,264
Argentine Central Bank Internal Bills due 04-11-12	46209		264,859		264,859	264,859
Argentine Central Bank Internal Bills due 01-04-12	46139		217,981		217,981	217,981
Argentine Central Bank Internal Bills due 06-06-12	46221		188,663		188,663	188,663
Argentine Central Bank Internal Bills due 02-01-12	46210		98,856		98,856	98,856
Argentine Central Bank Internal Bills due 05-07-12	46133		54,523		54,523	54,523
Argentine Central Bank Internal Bills due 04-18-12	46220		48,032		48,032	48,032
Other			105,040		105,040	105,040

Subtotal at amortized cost			1,275,218	935,615	1,275,218	1,275,218

BCRA Notes
At fair value
Argentine Central Bank Internal Bills (Badlar) due 01-25-12	46113		209,100		209,100	209,100
Argentine Central Bank Internal Bills (Badlar) due 02-29-12	46204		206,600		206,600	206,600
Other			2,549		2,549	2,549

Subtotal at fair value			418,249	—,—	418,249	418,249

At amortized cost
Argentine Central Bank Internal Bills (Badlar) due 03-21-12	46208		354,812		354,812	354,812
Argentine Central Bank Internal Bills (Badlar) due 05-16-12	46143		208,706		208,706	208,706
Argentine Central Bank Internal Bills (Badlar) due 07-18-12	46153		114,077		213,567	213,567
Other			102		102	102

Subtotal at amortized cost			677,697	1,234,449	777,187	777,187

Subtotal instruments issued by the BCRA			3,447,972	2,768,844	2,471,404	2,471,404

TOTAL GOVERNMENT SECURITIES			5,529,185	5,524,581	4,535,691	4,535,691

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 12-31-2011	Book balance as of 12-31-2010	Position without options	Final position

INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments
Local
In foreign currency

Petrobrás Energía Corporate Bonds	40668		81		81	81

Subtotal in foreign currency			81	213	81	81

Subtotal Other debt instruments			81	213	81	81

Other Equity instruments
Local
In pesos
Other			3		3	3

Subtotal in pesos			3	—,—	3	3

From abroad
In foreign currency

Silicon Graphics Inc.	6003		50		50	50
Other			20		20	20

Subtotal in foreign currency			70	56	70	70

Subtotal Equity instruments			73	56	73	73

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			154	269	154	154

TOTAL GOVERNMENT AND PRIVATE SECURITIES			5,529,339	5,524,850	4,535,845	4,535,845

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish-See note 19)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010

COMMERCIAL PORTFOLIO

Normal performance	14,611,493	9,883,361

Preferred collaterals and counter guaranty “A”	367,394	213,568
Preferred collaterals and counter guaranty “B”	305,436	170,857
Without senior security or counter guaranty	13,938,663	9,498,936

With special follow-up	15,934	21,955

Under observation
Without senior security or counter guaranty	15,934	21,955

With high risk of uncollectibility	3,896	3,927

Without senior security or counter guaranty	3,896	3,927

Uncollectible	1,552	2,010

Without senior security or counter guaranty	1,552	2,010

Total	14,632,875	9,911,253

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish-See note 19)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010

CONSUMER AND HOUSING PORTFOLIO

Normal performance	9,319,189	6,611,369

Preferred collaterals and counter guaranty “A”	10,046	12,019
Preferred collaterals and counter guaranty “B”	815,481	774,812
Without senior security or counter guaranty	8,493,662	5,824,538

Low risk	63,662	43,353

Preferred collaterals and counter guaranty “A”	108	—,—
Preferred collaterals and counter guaranty “B”	4,820	5,046
Without senior security or counter guaranty	58,734	38,307

Medium risk	50,478	31,442

Preferred collaterals and counter guaranty “B”	2,571	1,229
Without senior security or counter guaranty	47,907	30,213

High risk	33,717	30,097

Preferred collaterals and counter guaranty “B”	1,981	833
Without senior security or counter guaranty	31,736	29,264

Uncollectible	4,782	3,779

Preferred collaterals and counter guaranty “B”	1,519	1,637
Without senior security or counter guaranty	3,263	2,142

Uncollectible, classified as such under regulatory requirements	85	87

Without senior security or counter guaranty	85	87

Total	9,471,913	6,720,127

General Total (1)	24,104,788	16,631,380

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2011		12-31-2010
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	4,116,789	17.08%	2,921,405	17.57%

50 next largest clients	4,279,891	17.76%	2,883,984	17.34%

100 following clients	2,186,175	9.07%	1,494,913	8.99%

Remaining clients	13,521,933	56.09%	9,331,078	56.10%

Total (1)	24,104,788	100.00%	16,631,380	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Government sector	—,—	15,728	—,—	—,—	—,—	—,—	30,299	46,027

Financial sector	—,—	297,246	158,427	175,887	431,130	543,117	328,043	1,933,850

Non financial private sector and residents abroad	27,941	7,393,867	3,041,822	3,721,718	1,944,915	2,262,219	3,732,429	22,124,911

TOTAL	27,941	7,706,841	3,200,249	3,897,605	2,376,045	2,805,336	4,090,771	24,104,788	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish – See note 19)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	12-31-2011	12-31-2010	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Income/ (Loss) for the period / fiscal year
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local										thousand of pesos

33642192049	BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	Common	500	$1	12,137	12,940	11,745	Stockholder	12-31-2011	6,390	13,626	1,259
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Common	1	$1	35,425,947	10,934	22,076	Pensions fund manager	12-31-2011	65,739	20,290	(6,516)

30678574097	Consolidar Cía. de Seguros de Retiro S.A. (1)					—,—	178,875	Insurance company

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000	$1	26,089	71,946	68,295	Financial institution	12-31-2011	52,178	143,892	35,817

30548590163	BBVA Francés Administradora de Inversiones S.A.Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión).	Common	1	$1	230.398	46,067	37,092	Investment Fund Manager	12-31-2011	243	48,491	9,447

		Subtotal controlled				141,887	318,083

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000	$1	24,000	54,732	46,699	Financial Institution	12-31-2011	60,000	136,831	35,083
30598910045	Visa Argentina S.A	Common	1	$1	1,502,996	6,145	5,808	Services to companies	05-31-2011	15,000	186,220	124,888
30604796357	Banelco S.A.	Common	1	$1	2,574,907	6,513	7,266	Information services	06-30-2011	23,599	65,814	12,605
30690783521	Interbanking S.A.	Common	1	$1	149,556	1,930	2,051	Services	12-31-2010	1,346	65,880	45,373
	Other					287	298

	Foreign
	Other					1,083	1,001

		Subtotal noncontrolled				70,690	63,123

		Total in financial institutions, supplementary and authorized				212,577	381,206

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar Aseguradora de Riesgos del Trabajo S.A. (2)	Common	1	$1	9,710,451	30,720	26,241	Workers compensation	12-31-2011	77,684	273,815	46,060
30500064230	BBVA Consolidar Seguros S.A.	Common	1	$1	1,301,847	15,102	11,027	Insurance	12-31-2011	10,651	123,584	11,161

	Foreign

	Other					54	53

		Subtotal non controlled				45,876	37,321

		Total in other companies				45,876	37,321

		Total investments in other companies				258,453	418,527

(1)	See note 1.4
(2)	See note 1.5

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the fiscal year		Net book value at 12-31-2011	Net book value at 12-31-2010
					Years of useful life	Amount

PREMISES AND EQUIPMENT

Real Estate	358,657	39,250	(24)	661	50	17,459	379,763	358,657
Furniture and Facilities	85,258	53,363	24	138	10	13,755	124,752	85,258
Machinery and Equipment	73,550	32,757	—,—	—,—	5	33,035	73,272	73,550
Automobiles	2,588	414	—,—	172	5	756	2,074	2,588

Total	520,053	125,784	—,—	971		65,005	579,861	520,053

OTHER ASSETS

Advances to suppliers of goods	461	7,925	—,—	4,642	—,—	—,—	3,744	461
Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	3,986	—,—	—,—	—,—	50	88	3,898	3,986
Property taken as security for loans	4,673	854	—,—	3,324	50	75	2,128	4,673
Stationery and office supplies	4,193	12,878	—,—	11,155	—,—	—,—	5,916	4,193
Other	9,594	—,—	—,—	765	50	194	8,635	9,594

Total	23,890	21,657	—,—	19,886		357	25,304	23,890

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions		Amortization for the fiscal year
			Decreases	Years of useful life	Amount	Net book value at 12-31-2011	Net book value at 12-31-2010

Organization and Development expenses (1)	63,688	46,778	624	1 & 5	28,931	80,911	63,688

Organization and development non-deductible expenses	—,—	28,419	—,—	—,—	28,419	—,—	—,—

Total	63,688	75,197	624		57,350	80,911	63,688

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	12-31-2011		12-31-2010
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,523,264	8.62%	1,490,570	6.61%

50 next largest clients	2,852,034	9.74%	1,516,098	6.73%

100 following clients	1,956,583	6.68%	1,385,201	6.14%

Remaining clients	21,953,035	74.96%	18,151,141	80.52%

TOTAL	29,284,916	100.00%	22,543,010	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	24,854,609	3,250,434	706,603	469,515	3,755	—,—	29,284,916

Other liabilities from financial transactions

Argentine Central Bank	18,450	—,—	—,—	—,—	—,—	—,—	18,450

Banks and International Institutions	44,571	107,122	399,365	12,384	1,201	—,—	564,643

Unsubordinated corporate bonds	2,080	—,—	—,—	—,—	185,193	—,—	187,273

Financing received from Argentine financial institutions	111,391	—,—	557	579	371	—,—	112,898

Other	1,571,786	8,105	11,951	16,486	14,226	7,944	1,630,498

Total	1,748,278	115,227	411,873	29,449	200,991	7,944	2,513,762

TOTAL	26,602,887	3,365,661	1,118,476	498,964	204,746	7,944	31,798,678

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEARS ENDED

DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	12-31-2011	12-31-2010
DEDUCTED FROM ASSETS
Government securities
– For impairment value	185	65,153	(5)	—,—	65,154	184	185

Loans
– Allowance for doubtful loans	383,899	125,260	(1)	—,—	82,342	426,817	383,899

Other receivables from financial transactions
– Allowance for doubtful receivables	3,721	845	(1)	1,228	2,135	1,203	3,721

Receivables from financial leases
– Allowance for doubtful receivables	7,961	3,983	(1)	—,—	—,—	11,944	7,961

Investments in other companies
– For impairment value (3)	4	—,—		4	—,—	—,—	4

Other receivables
– Allowance for doubtful receivables (2)	88,594	49,582		—,—	1,192	136,984	88,594

Total	484,364	244,823		1,232	150,823	577,132	484,364

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	438	29		—,—	—,—	467	438

– Other contingencies	325,290	122,537	(4)	14,551	39,078	394,198	325,290

Total	325,728	122,566		14,551	39,078	394,665	325,728

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the potential loan loss risk arising from the amounts booked as Miscellaneous receivables relating to the petitions for the protection of constitutional rights (Amparos) paid and the deferred tax asset (See note 4.1).
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2010. The proceeds related to the Bank’s interest in the above-mentioned company were received on March 28, 2011 due to the company’s liquidation.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, labor, commercial and other lawsuits). (See note 2.3.r).
(5)	Recorded in compliance with the provisions of Communication “A” 4084 of the BCRA.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income – Gold and foreign currency exchange difference” account, as follow:

–	Government Securities	(1)
–	Loans	3,496
–	Other receivables from financial transactions	31
–	Receivables from financial leases	2
–	Other receivables	565

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Pending issuance or distribution
Class	Quantity	Votes per share	Issued				Paid in

			Outstanding	In portfolio

Common	536,877,850	1	536,833	—,—	45	(1)	536,878	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

-Stated in thousands of pesos

Accounts	12-31-2011						12-31-2010
		Total of the fiscal year (per type of currency)
	Total of the fiscal year	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	2,680,041	120,977	2,548,189	1,232	988	8,655	2,941,844
Government and private securities	2,667	—,—	2,667	—,—	—,—	—,—	146,452
Loans	3,859,618	1,383	3,858,235	—,—	—,—	—,—	2,634,361
Other receivables from financial transactions	190,427	40	190,387	—,—	—,—	—,—	528,540
Receivables from financial leases	1,338	—,—	1,338	—,—	—,—	—,—	2,148
Investments in other companies	1,137	—,—	1,137	—,—	—,—	—,—	1,055
Other receivables	127,944	532	127,412	—,—	—,—	—,—	61,307
Suspense items	616	—,—	616	—,—	—,—	—,—	614

TOTAL	6,863,788	122,932	6,729,981	1,232	988	8,655	6,316,321

LIABILITIES

Deposits	5,294,936	71,034	5,223,902	—,—	—,—	—,—	4,880,242
Other liabilities from financial transactions	1,355,209	27,589	1,323,566	207	339	3,508	1,028,837
Other liabilities	52,417	26,430	25,987	—,—	—,—	—,—	18,284
Suspense items	332	—,—	332	—,—	—,—	—,—	363

TOTAL	6,702,894	125,053	6,573,787	207	339	3,508	5,927,726

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	599,202	26,496	572,706	—,—	—,—	—,—	163,713
Control	12,799,657	79,485	12,649,577	2,019	—,—	68,576	15,555,915
Derivatives	30,032	—,—	30,032	—,—	—,—	—,—	80,104

TOTAL	13,428,891	105,981	13,252,315	2,019	—,—	68,576	15,799,732

Credit accounts (except contra credit accounts)
Contingent	211,405	25,206	186,199	—,—	—,—	—,—	264,583
Control	242,016	27,007	215,009	—,—	—,—	—,—	49,775
Derivatives	34,505	—,—	34,505	—,—	—,—	—,—	84,744

TOTAL	487,926	52,213	435,713	—,—	—,—	—,—	399,102

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

	Status
Concept	Normal	With special follow-up / Low risk	With problems / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total (1)
			Not yet matured	Past-due	Not yet matured	Past-due			12-31-2011	12-31-2010

1. Loans	1,370,019	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,370,019	851,332

- Overdraft	17,275	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,275	3,710

Without senior security or counter guaranty	17,275	—,—	—,—	—,—	—,—	—,—	—,—	—,—	17,275	3,710

- Discounted Instruments	5,235	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,235	10,271

Without senior security or counter guaranty	5,235	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,235	10,271

- Real Estate Mortgage and Collateral Loans	2,376	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,376	5,122

Other collaterals and counter guaranty “B”	2,376	—,—	—,—	—,—	—,—	—,—	—,—	—,—	2,376	5,122

- Consumer	400	—,—	—,—	—,—	—,—	—,—	—,—	—,—	400	206

Without senior security or counter guaranty	400	—,—	—,—	—,—	—,—	—,—	—,—	—,—	400	206

- Credit Cards	1,491	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,491	1,530

Without senior security or counter guaranty	1,491	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,491	1,530

- Other	1,343,242	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,343,242	830,493

Without senior security or counter guaranty	1,343,242	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,343,242	830,493

2. Other receivables from financial transactions	28,019	—,—	—,—	—,—	—,—	—,—	—,—	—,—	28,019	11,176

3. Receivables from financial leases	222	—,—	—,—	—,—	—,—	—,—	—,—	—,—	222	104

4. Contingent commitments	54,287	—,—	—,—	—,—	—,—	—,—	—,—	—,—	54,287	59,803

5. Investments in other companies and private securities	216,346	—,—	—,—	—,—	—,—	—,—	—,—	—,—	216,346	201,418

Total	1,668,893	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,668,893	1,123,833

Total Allowances	13,963	—,—	—,—	—,—	—,—	—,—	—,—	—,—	13,963	8,486

(1)	Maximum amount granted to related clients during December 2011 and 2010, respectively, according to BCRA rules.

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 19)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (days)	Amount

Swaps	Financial transactions – own account	-	Upon expiration of differences	Residents in Argentina – Financial sector	18	10	40	606,600

Swaps	Interest rate hedge	-	Upon expiration of differences	Residentes in Argentina – Non – financial sector	122	94	13	55,236

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	7	3	1	2,362,794

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	5	2	1	4,645,017

Options	Other hedges	Other	Upon expiration of differences	Residents abroad	6	5	1	64,537

Repo transactions	Financial transactions – own account	Other	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	1,175,548

TOTAL								8,909,732

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	2,515,861	1,456,822
Due from banks and correspondents	3,837,567	4,234,984

Argentine Central Bank (BCRA)	3,651,375	4,098,792
Other local	2,412	2,574
Foreign	183,780	133,618

	6,353,428	5,691,806

B. GOVERNMENT AND PRIVATE SECURITIES (note 8.a):
Holdings booked at fair value	2,088,522	4,309,767
Holdings booked at amortized cost	164	181
Instruments issued by the BCRA	3,447,972	3,082,019
Investments in listed private securities	28,555	103,604

Less: Allowances	184	189

	5,565,029	7,495,382

C. LOANS:
To government sector (Exhibit 1)	46,027	1,297,642
To financial sector (Exhibit 1)	1,146,532	578,878

Interfinancial – (Calls granted)	49,000	30,000
Other financing to local financial institutions	996,641	504,636
Interest and listed-price differences accrued and pending collection	100,891	44,242

To non financial private sector and residents abroad (Exhibit 1)	22,128,299	15,219,559

Overdraft	2,881,496	2,366,957
Discounted instruments	3,412,091	2,086,979
Real estate mortgage	915,156	840,841
Collateral Loans	1,651,776	831,981
Consumer	3,761,698	2,473,299
Credit cards	3,448,437	2,457,922
Other (Note 8.b)	5,829,606	4,010,249
Interest and listed-price differences accrued and pending collection	317,371	179,623
Less: Interest documented together with main obligation	89,332	28,292

Less: Allowances	444,973	396,227

	22,875,885	16,699,852

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	417,836	346,396
Amounts receivable for spot and forward sales to be settled	1,181,974	251,773
Instruments to be received for spot and forward purchases to be settled	187,057	232,152
Premiums for options bought	2,431	5,582
Unlisted corporate bonds (Exhibit 1)	13,424	102,368
Non-deliverable forward transactions balances to be settled	34,249	20,992
Other receivables not covered by debtor classification regulations	6,198	119
Other receivables covered by debtor classification regulations (Exhibit 1)	108,885	91,109

Less: Allowances	3,769	6,632

	1,948,285	1,043,859

E. RECEIVABLES FROM FINANCIAL LEASES:
Receivables from financial leases (Exhibit 1)	906,896	535,619
Interest accrued pending collection (Exhibit 1)	12,470	6,936

Less: Allowances	12,279	8,098

	907,087	534,457

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	55,815	47,700
Other (note 8.c)	70,473	62,442

Less: Allowances	—,—	4

	126,288	110,138

G. OTHER RECEIVABLES:
Other (note 8.d)	683,406	480,972
Other interest accrued and pending collection	1,222	2,695

Less: Allowances	151,598	102,303

	533,030	381,364

H. PREMISES AND EQUIPMENT:	580,121	523,608

I. OTHER ASSETS:	28,697	27,753

J. INTANGIBLE ASSETS:
Organization and development expenses	80,978	66,547

	80,978	66,547

K. SUSPENSE ITEMS:	6,367	5,030

L. OTHER SUBSIDIARIES’ ASSETS (note 8.e):	450	450

TOTAL ASSETS:	39,005,645	32,580,246

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

DECEMBER 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010
LIABILITIES:

M. DEPOSITS:
Government sector	1,141,024	785,956
Financial sector	43,882	10,406
Non financial private sector and residents abroad	27,980,798	21,664,945

Checking accounts	6,369,212	5,063,665
Savings deposits	9,489,576	7,533,275
Time deposits	11,224,571	8,541,279
Investments accounts	219,366	78,009
Other	553,286	389,346
Interest and listed-price differences accrued payable	124,787	59,371

	29,165,704	22,461,307

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	18,450	2,747

Other	18,450	2,747

Banks and International Institutions	563,338	88,536
Unsubordinated corporate bonds	294,393	70,000
Amounts payable for spot and forward purchases to be settled	187,166	218,075
Instruments to be delivered for spot and forward sales to be settled	1,181,355	241,915
Premiums for options written	779	2,348
Financing received from Argentine financial institutions	339,883	121,347

Interfinancial (calls received)	114,200	5,100
Other financings from local financial institutions	225,343	116,243
Interest accrued payable	340	4
Non-deliverable forward transactions balances to be settled	5,885	530
Other (note 8.f)	1,654,957	1,240,802
Interest and listed-price differences accrued payable	22,313	6,501

	4,268,519	1,992,801

O. OTHER LIABILITIES:
Fees payable	98	62
Other (note 8.g)	1,078,231	817,722

	1,078,329	817,784

P. ALLOWANCES:	496,233	528,274

Q. SUSPENSE ITEMS:	46,158	17,411

R. OTHER SUBSIDIARIES’ LIABILITIES (note 8.h):	336	2,836,562

TOTAL LIABILITIES:	35,055,279	28,654,139

S. MINORITY INTEREST IN SUBSIDIARIES (note 5):	82,109	179,192

STOCKHOLDERS’ EQUITY:	3,868,257	3,746,915

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	39,005,645	32,580,246

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2011	12-31-2010
DEBIT ACCOUNTS

Contingent
– Guaranties received	5,259,465	3,581,622
– Contra contingent debit accounts	500,747	678,731

	5,760,212	4,260,353

Control
– Receivables classified as irrecoverable	319,098	330,149
– Other (note 8.i)	55,130,192	56,127,912
– Contra control debit accounts	1,004,475	598,431

	56,453,765	57,056,492

Derivatives
– “Notional” amount of call options bought	30,032	52,702
– “Notional” amount of put options bought	—,—	27,402
– “Notional” amount of non-deliverable forward transactions	3,588,570	2,478,406
– Interest rate SWAP	551,836	213,967
– Contra debit derivatives accounts	3,453,746	2,184,969

	7,624,184	4,957,446

For trustee activities
– Funds in trust	7,117	12,653

	7,117	12,653

TOTAL	69,845,278	66,286,944

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	21,996	70,538
– Guaranties provided to the BCRA	134,235	101,609
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	175,081	363,828
– Other guaranties given non covered by debtor classification regulations	70,649	75,403
– Other covered by debtor classification regulations (Exhibit 1)	98,786	67,353
– Contra contingent credit accounts	5,259,465	3,581,622

	5,760,212	4,260,353

Control
– Items to be credited	720,011	510,436
– Other	284,464	87,995
– Contra control credit accounts	55,449,290	56,458,061

	56,453,765	57,056,492

Derivatives
– “Notional” amount of call options written	34,505	60,082
– “Notional” amount of put options written	—,—	24,662
– “Notional” amount of non-deliverable forward transactions	3,419,241	2,100,225
– Contra credit derivatives accounts	4,170,438	2,772,477

	7,624,184	4,957,446

For trustee activities
– Contra credit accounts for trustee activities	7,117	12,653

	7,117	12,653

TOTAL	69,845,278	66,286,944

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2011	12-31-2010
A. FINANCIAL INCOME

Interest on cash and due from banks	2	13
Interest on loans to the financial sector	136,903	99,820
Interest on overdraft	420,127	301,832
Interest on discounted instruments	318,039	168,201
Interest on real estate mortgage	126,164	111,507
Interest on collateral loans	192,420	104,905
Interest on credit card loans	361,658	229,657
Interest on other loans	1,097,407	713,363
Interest from other receivables from financial transactions	31,725	13,249
Interest on financial leases	116,659	64,999
Income from secured loans - Decree 1387/01	40,165	271,964
Net income from government and private securities	493,185	1,471,135
Net income from options	404	4,494
Indexation by CER	96,873	9,117
Gold and foreign currency exchange difference	218,622	197,821
Other	164,332	80,594

	3,814,685	3,842,671

B. FINANCIAL EXPENSE

Interest on checking accounts	—,—	5,298
Interest on savings deposits	9,183	6,670
Interest on time deposits	1,044,929	609,454
Interest on interfinancial financing (calls received)	2,763	1,665
Interest on other financing from financial institutions	31,969	7,205
Interest on other liabilities from financial transactions	34,054	6,424
Other interest	6,552	11,029
Indexation by CER	168	240
Contribution to the deposit guarantee fund	44,205	35,001
Other	171,580	134,837

	1,345,403	817,823

GROSS INTERMEDIATION MARGIN – GAIN	2,469,282	3,024,848

C. ALLOWANCES FOR LOAN LOSSES	132,663	179,353

D. SERVICE CHARGE INCOME

Related to lending transactions	690,426	475,047
Related to liability transactions	736,550	590,998
Other commissions	107,934	86,234
Other (note 8.j)	422,679	332,567

	1,957,589	1,484,846

E. SERVICE CHARGE EXPENSE

Commissions	366,352	304,320
Other (note 8.k)	153,283	102,056

	519,635	406,376

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	12-31-2011	12-31-2010
F. ADMINISTRATIVE EXPENSES

Payroll expenses	1,350,439	1,245,082
Fees to Bank Directors and Statutory Auditors	2,398	1,489
Other professional fees	41,209	42,782
Advertising and publicity	122,412	101,134
Taxes	176,381	130,783
Fixed assets depreciation	65,070	57,737
Organizational expenses amortization	28,937	23,858
Other operating expenses	328,371	251,051
Other	227,983	165,462

	2,343,200	2,019,378

NET GAIN FROM FINANCIAL TRANSACTIONS	1,431,373	1,904,587

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(8,462)	(31,156)

G. OTHER INCOME

Income from long-term investments	111,461	21,323
Punitive interests	4,585	3,471
Loans recovered and reversals of allowances	78,430	117,858
Other (note 8.l)	134,283	62,737

	328,759	205,389

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	332	222
Charge for uncollectibility of other receivables and other allowances	128,095	49,906
Amortization of difference arising from judicial resolutions	28,419	35,057
Depreciation and losses from miscellaneous assets	369	734
Other (note 8.m)	36,520	478,881

	193,735	564,800

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	1,557,935	1,514,020

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	552,358	315,841

NET INCOME FOR THE FISCAL YEAR	1,005,577	1,198,179

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	6,251,784 (1)	5,818,088 (1)
Cash and cash equivalents at the end of the fiscal year	6,618,270 (1)	6,251,784 (1)

Net increase in cash and cash equivalents	366,486	433,696

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	2,066,402	1,144,287
- Loans	(2,956,923)	(2,674,830)

to financial sector	(449,005)	(141,269)
to non-financial public sector	620,337	112,729
to non-financial private sector and residents abroad	(3,128,255)	(2,646,290)
- Other receivables from financial transactions	18,171	(1,365,353)
- Receivables from financial leases	(372,630)	(206,059)
- Deposits	5,409,329	3,320,375

to financial sector	33,476	(179,708)
to non-financial public sector	342,097	(230,812)
to non-financial private sector and residents abroad	5,033,756	3,730,895
- Other liabilities from financial transactions	545,834	1,784,095

Financing from financial or interfinancial sector (calls received)	109,100	5,100
Others (except liabilities included in Financing Activities)	436,734	1,778,995
Collections related to service charge income	1,951,823	1,480,733
Payments related to service charge expense	(515,003)	(406,210)
Administrative expenses paid	(2,195,913)	(1,924,755)
Organizational and development expenses paid	(18,302)	(13,540)
Net collections from punitive interest	4,253	2,891
Differences from judicial resolutions paid	(28,419)	(35,057)
Collections of dividends from other companies	8,494	11,018
Other collections / (payments) related to other income and expenses	273,545	(337,250)

Net cash flows provided by operating activities	4,190,661	780,325

Investment activities

Net payments from premises and equipment	(121,583)	(94,862)
Net payments from other assets	(1,313)	(2,022)
Collections from sales of ownership interests in other companies	255,757	—,—
Other payments from investment activities	(512,804)	(175,710)

Net cash flows used in investment activities	(379,943)	(272,594)

Financing activities

Net collections from:
- Unsubordinated corporate bonds	224,393	70,000
- Argentine Central Bank	15,570	46

Other	15,570	46
- Banks and international agencies	474,802	33,013
- Financing received from local financial institutions	109,100	77,996
Capital contributions	7,896	—,—
Cash dividends paid	(818,258)	(480,000)
Other (payments) / collections from financing activities	(3,457,737)	224,897

Net cash flows used in financing activities	(3,444,234)	(74,048)

Financial results and results from holdings of cash and cash equivalents (including interest)	2	13

Net increase in cash and cash equivalents	366,486	433,696

(1)	See note 7 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2011 AND 2010

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés” or the “Bank”) has consolidated – line by line – its financial statements as of December 31, 2011 and 2010, as per the following detail:

•	As of December 31, 2011:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.), PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión) for the fiscal years ended December 31, 2011.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) for the six month periods ended December 31, 2011.

•	As of December 31, 2010:

a)	With the financial statements of BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.), PSA Finance Argentina Cía. Financiera S.A. and BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión), for the fiscal years ended December 31, 2010.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) and Consolidar Cía. de Seguros de Retiro S.A., for the six month periods ended December 31, 2010.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2011 and 2010. The results and cash and cash equivalents flow of Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a twelve month period ended on December 31, 2010.

Interests in subsidiaries as of December 31, 2011 and 2010 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010

BBVA Francés Valores Soc. de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Retiro S.A.	Common	—,—	32,274,350	—,—	66.2101	—,—	66.2101
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión)	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

Total assets, liabilities, stockholders’ equity and net income balances in accordance with the criteria defined in note 2 below, as of December 31, 2011 and 2010, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010	12-31-2011	12-31-2010

BBVA Francés Valores Soc. de Bolsa S.A. ( formerly, Francés Valores Sociedad de Bolsa S.A.)	20,553	20,017	6,927	7,650	13,626	12,367	1,259	4,073
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	135,606	107,329	115,316	66,365	20,290	40,964	(20,674)	(17,178)
Consolidar Cía. de Seguros de Retiro S.A. (see note 1.4 to the stand-alone financial statements)	—,—	3,341,186	—,—	3,071,023	—,—	270,163	—,—	66,702
PSA Finance Argentina Cía Financiera S.A.	1,332,974	753,418	1,189,082	616,828	143,892	136,590	35,817	32,638
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión)	52,713	41,894	4,222	2,849	48,491	39,045	9,446	5,411

2.	VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by the Bank for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of the Bank. The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•	The items included under the captions Other subsidiaries’ assets and Other subsidiaries’ liabilities were valued in accordance with the regulations of the S.S.N.

•

Loans secured by the National Government – Decree 1387/01 held by Consolidar Cía. de Seguros de Retiro S.A amounting to 693,449 as of December 31, 2010 were valued in accordance with the regulations of the S.S.N.

•	The portfolio of Government securities in investment accounts held by Consolidar Cía. de Seguros de Retiro S.A as of December 31, 2010 was booked in accordance with the standards of the S.S.N.

•

In the Other Liabilities caption, Consolidar Cía. de Seguros de Retiro S.A included, as of December 31, 2010, the balance from the technical commitments incurred with the insured. The abovementioned caption included 7,913, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., would be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Argentina, such amount should have been recorded as a loss for the year ended December 31, 2003.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A.: as of December 31, 2010, a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values at that date amounted to 1,728 (income).

•

The commissions paid by PSA Finance Argentina Cía. Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the BCRA are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 10,380 and 5,972 as of December 31, 2011 and 2010, respectively.

•

The Bank has not made disclosures required by professional accounting standards in force in Argentina on discontinued operations or discontinuation in relation to the process of liquidating its subsidiary Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)

3.	REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

Law N° 26.425- Dissolution and liquidation of Consolidar A.F.J.P. S.A.:

Law No. 26,425, which came into force on December 4, 2008, mandated that the capitalization system that used to be an integral part of the Integrated Retirement and Pension System was to be suppressed and replaced by a single pay-as-you-go system that is now known as the Argentine Integrated Social Security System (SIPA in Spanish). As a consequence, Consolidar A.F.J.P. S.A. ceased to manage the funds held in the individual capitalization accounts opened by the members and beneficiaries of the Integrated Retirement and Pension System. Said funds were transferred to the Fund to Guarantee the Sustainability of the State-run Social Security System exactly as they had been invested and it is now the Argentine Social Security Authority (ANSES) the only and sole holder of said assets and funds.

Besides, on October 29, 2009, ANSES issued its Resolution No. 290/2009 whereby it granted a term of 30 working days to the pension fund managers that could be interested in re-converting their corporate purpose in order to manage the funds held as voluntary term deposits and as agreed-upon deposits in capitalization accounts for them to express their decision to do so.

Given the above situation and the inability of Consolidar A.F.J.P. S.A. to attain the corporate purpose and conduct the business for which it had been formed, on December 28, 2009, its Extraordinary General Unanimous Shareholders’ Meeting adopted the resolution to dissolve and subsequently liquidate Consolidar A.F.J.P. S.A. effective as of December 31, 2009 on the understanding that such will be the best alternative to safeguard the interests of both the creditors and the shareholders of the Company. In addition, as set forth in the Argentine Companies Law, the Shareholders’ Meeting decided to appoint Accountant Mr. Gabriel Orden and Mr. Rubén Lamandia to act as liquidators for of Consolidar A.F.J.P. S.A. As of December 31, 2009 these gentlemen have been designated as the Company’s legal representatives. As of the date of issuance of these financial statements, they are moving forward with all the actions necessary to proceed with the liquidation of Consolidar A.F.J.P. S.A.

On January 28, 2010, the dissolution of Consolidar A.F.J.P. S.A. as well as the list of designated liquidators were registered with the Supervisory Board of Companies (I.G.J.)

In addition, the Extraordinary General Shareholders’ Meeting of Consolidar A.F.J.P. S.A. approved a voluntary reduction in capital stock for 75,000 on October 19, 2009. In turn, the I.G.J. conferred its approval to the capital reduction mentioned on January 11, 2010. In this respect, on January 19, 2010 the shareholders were transferred their capital contributions in conformity with the above-mentioned reduction.

BBVA Francés, in its capacity as shareholder requested that Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) should file a note with the Argentine Ministry of Economy and Public Finance and with the Argentine Social Security Authority to commence discussions within the framework of Law No. 26,425 in order to identify one or more resolution alternatives in connection with the consequences resulting from the events caused by the enactment of that Law. This note was filed by Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) on June 11, 2010.

In turn, on December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed an action for damages against the National State and the Ministry of Labor, Employment and Social Security with the court of original Federal Jurisdiction over Contentious Administrative Matters No. 4, Clerk of Court’s Office No. 7, case file No. 40.437/2010. The complaint was ratified by BBVA Francés in its capacity as majority shareholder in that Company. On July 15, 2011, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) and BBVA Francés filed with the same court an enhanced complaint for determining the amounts claimed as damages.

In addition, on April 12, 2011, the Supreme Court of Justice of Argentina affirmed the judgment passed by the court of original Federal Jurisdiction over Contentious Administrative Matters in favor of Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) in connection with the claim for recovery asserted against the tax authorities (AFIP) for the 12,475 in excess of the income tax charge for fiscal 2002 paid by the plaintiff by reason of not having applied the inflation adjustment for tax purposes. As Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) is undergoing liquidation proceedings, in order to advance the collection of the receivable arising from the judgment, on June 29, 2011 Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) executed an assignment for valuable consideration of all of the rights to which Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) was entitled in the framework of this legal action to BBVA Francés.

4.	PSA FINANCE ARGENTINA CÍA FINANCIERA S.A.

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank started to receive deposits and therefore, it participates in the Deposit Guarantee Fund created by Law No. 24,485.

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	12-31-2011	12-31-2010
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	9,356	18,889
Consolidar Cía. de Seguros de Retiro S.A.	—,—	91,287
BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.)	686	622
PSA Finance Argentina Cía Financiera S.A.	71,946	68,295
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (formerly, Francés Administradora de Inversiones S.A. Gerente de Fondos Comunes de Inversión )	121	99

Total	82,109	179,192

6.	RESTRICTIONS ON ASSETS

a)	BBVA Francés Valores Sociedad de Bolsa S.A. (formerly, Francés Valores Sociedad de Bolsa S.A.) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 9,600 as of December 31, 2011 and 2010. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 7 to the stand-alone financial statements of the Bank.

7.	STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	12-31-2011	12-31-2010	12-31-2009

a) Cash and due from banks	6,353,428	5,691,806	5,255,412

b) Goverment securities	85,342	442,478	488,176

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of each fiscal year	179,500	117,500	74,500

CASH AND CASH EQUIVALENTS	6,618,270	6,251,784	5,818,088

Items b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of each fiscal year.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	12-31-2011	12-31-2010

a) GOVERNMENT AND PRIVATE SECURITIES

* Holdings booked at fair value

Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	1,017,471	1,383,120
Secured Bonds due in 2020	828,433	988,036
Secured Bonds due in 2018	178,727	101,164
Discount Bonds in pesos	23,377	425,016
Federal Government Bocon PRO 12	14,814	183,003
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	12,795	44,850
Federal Government Bonds in Pesos Badlar + 300 bp due in 2015	—,—	419,487
Federal Government Bonds in US dollar 7% P.A. due 2015 (Boden 2015)	—,—	267,987
Treasury Notes	—,—	222,929
Discount Bonds in US dollar	—,—	170,223
Bocon PRE9	—,—	29,673
Federal Government Bonds in Pesos 10.5 % due in 2012	—,—	26,186
Federal Government Bonds in US dollar 7% due in 2011	—,—	12,355
Federal Government Bocon PRO 13	—,—	9,639
Federal Government Bonds 7% due in 2017 (Bonar X)	—,—	4,686
Peso-denominated GDP-related securities	—,—	4,141
Other	12,905	17,272

Total	2,088,522	4,309,767

* Holdings booked at amortized cost

Other	164	181

Total	164	181

* Instruments issued by the BCRA

BCRA Bills (LEBAC)	2,352,026	1,650,748
BCRA Notes (NOBAC)	1,095,946	1,431,271

Total	3,447,972	3,082,019

	12-31-2011	12-31-2010

* Investments in listed private securities

FBA Ahorro Pesos Investment Fund	24,619	1,289
FBA Renta Pesos Investment Fund	3,039	15,850
Corporate Bonds Petrobrás Energía S.A.	81	3,656
Corporate Bonds YPF	—,—	50,291
MBT Serie 1 Clase A Financial Trust	—,—	10,121
Corporate Bonds Gas Natural Ban	—,—	9,135
Corporate Bonds Grupo Concesionario del Oeste	—,—	5,453
Corporate Bonds Petroquímica Comodoro Rivadavia S.A.	—,—	2,273
Other	816	5,536

Total	28,555	103,604

- Allowances	(184)	(189)

Total	5,565,029	7,495,382

b) LOANS – Other

Loans granted to pre-finance and finance exports	3,003,322	2,329,504
Fixed-rate financial loans	2,640,216	1,392,175
Financial loans to foreign institutions	70,704	5,964
Other	115,364	282,606

Total	5,829,606	4,010,249

c) INVESTMENTS IN OTHER COMPANIES – Other

In other companies- unlisted	45,876	37,321
In companies-supplementary activities	24,597	25,121

Total	70,473	62,442

d) OTHER RECEIVABLES – Other

Miscellaneous receivables	234,533	154,010
Guarantee deposits	201,904	102,105
Tax prepayments	121,481	71,304
Prepayments	110,886	95,141
Other	14,602	58,412

Total	683,406	480,972

e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	450

Total	450	450

	12-31-2011	12-31-2010

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Accounts payable for consumption	547,354	394,705
Collections and other operations for the account of third parties	473,628	290,211
Other withholdings and collections at source	261,986	202,444
Money orders payable	174,928	179,820
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (B.I.C.E)	49,324	38,391
Pending Banelco debit transactions	36,505	28,493
Loans received from Interamerican Development Bank (BID)	15,945	18,420
Social security payment orders pending settlement	4,987	3,852
Other	90,300	84,466

Total	1,654,957	1,240,802

g) OTHER LIABILITIES – Other

Accrued taxes	431,534	320,546
Miscellaneous payables	324,307	241,339
Accrued salaries and payroll taxes	240,783	187,503
Amounts collected in advance	79,470	65,126
Other	2,137	3,208

Total	1,078,231	817,722

h) OTHER SUBSIDIARIES’ LIABILITIES

Insurance companies, mathematical reserve	—,—	2,450,173
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	—,—	309,208
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	—,—	(7,913)
Other related to insurance business	336	85,094

Total	336	2,836,562

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	35,717,602	36,645,801
Items in safekeeping	16,094,866	17,028,587
Checks not yet credited	2,567,258	1,697,519
Collections items	400,241	430,819
Checks drawn on the Bank pending clearing	254,125	245,783
Other	96,100	79,403

Total	55,130,192	56,127,912

	12-31-2011	12-31-2010

j) SERVICE CHARGE INCOME – Other

Commissions for hiring of insurances	176,920	133,843
Rental of safe-deposit boxes	75,798	53,482
Commissions for loans and guaranties	59,365	40,100
Commissions for capital market transactions	16,580	20,421
Commissions for transportations of values	14,807	11,145
Commissions for escrow	10,880	6,855
Commissions for salary payment	8,759	7,694
Commissions for trust management	1,527	1,844
Other	58,043	57,183

Total	422,679	332,567

k) SERVICE CHARGE EXPENSE – Other

Turn-over tax	119,349	81,489
Insurance paid on lease transactions	21,042	15,215
Other	12,892	5,352

Total	153,283	102,056

l) OTHER INCOME – Other

Deferred income tax (1)	47,300	—,—
Tax recovery	18,166	12,800
Related parties expenses recovery	13,620	8,638
Gain from the sale of premises and equipment and other assets	2,150	2,259
Rent	677	565
Premiums – Insurance companies	—,—	17,648
Others	52,370	20,827

Total	134,283	62,737

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	—,—	252,457
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	—,—	177,237
Claims paid – Insurance companies	—,—	10,869
Redemptions	—,—	12,011
Other	36,520	26,307

Total	36,520	478,881

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish-See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010

COMMERCIAL PORTFOLIO

Normal performance	13,840,259	10,836,794

Preferred collaterals and counter guaranty “A”	367,394	213,568
Other collaterals and counter guaranty “B”	314,204	176,354
Without senior security or counter guaranty	13,158,661	10,446,872

With special follow-up	15,934	21,955

Under to an observation

Without senior security or counter guaranty	15,934	21,955

With high risk of uncollectibility	3,896	3,927

Without senior security or counter guaranty	3,896	3,927

Uncollectible	1,552	2,010

Without senior security or counter guaranty	1,552	2,010

Total	13,861,641	10,864,686

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish-See note 19 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	12-31-2011	12-31-2010

CONSUMER AND HOUSING PORTFOLIO

Normal performance	10,605,014	7,334,252

Preferred collaterals and counter guaranty “A”	10,046	12,019
Other collaterals and counter guaranty “B”	2,001,171	1,434,281
Without senior security or counter guaranty	8,593,797	5,887,952

Low risk	86,230	54,690

Preferred collaterals and counter guaranty “A”	108	—,—
Other collaterals and counter guaranty “B”	26,253	15,886
Without senior security or counter guaranty	59,869	38,804

Medium risk	55,396	33,792

Other collaterals and counter guaranty “B”	7,099	3,353
Without senior security or counter guaranty	48,297	30,439

High risk	38,180	33,038

Other collaterals and counter guaranty “B”	5,794	3,312
Without senior security or counter guaranty	32,386	29,726

Uncollectible	11,767	13,188

Other collaterals and counter guaranty “B”	6,457	8,467
Without senior security or counter guaranty	5,310	4,721

Uncollectible, classified as such under regulatory requirements	168	184

Other collaterals and counter guaranty “B”	82	96
Without senior security or counter guaranty	86	88

Total	10,796,755	7,469,144

General Total (1)	24,658,396	18,333,830

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations; Receivables from financial leases (before allowances); Memorandum accounts – Credit – Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

PROPOSED DISTRIBUTION OF EARNINGS

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

-Stated in thousands of pesos-

UNAPPROPIATED EARNINGS	1,793,868

To the Legal reserve (20% over 1,005,577)	(201,115)

SUBTOTAL 1	1,592,753

Adjustments (paragraph 2.1 as per the “Earnings distribution” provisions’ unified text )	—,—

SUBTOTAL 2	1,592,753

BALANCE AVAILABLE FOR DISTRIBUTION	—,—	(1)

(1)	Pursuant to currently applicable rules and regulations see Note 14 to the stand-alone financial statements of BBVA Francés.

INDEPENDENT AUDITORS’ REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to audit

We have audited:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA Francés” or the “Bank”), which comprise the balance sheet as of December 31, 2011 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 19 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA Francés and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of December 31, 2011 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the fiscal year then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The financial statements (both the stand-alone and the consolidated financial statements) and certain related supplemental information referred to above are presented for comparative purposes with the financial statements and supplemental information for the year ended December 31, 2010.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on the financial statements based on our audit carried out pursuant to the scope of work outlined in caption 2 of this report.

2.	Scope of our work

We conducted our audit in accordance with the auditing standards generally accepted in Argentina and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (B.C.R.A.). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures, substantially on a test basis, to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to errors or omissions or to irregularities. In making those risk assessments the auditor considers the internal control relevant to the Bank’s preparation and fair presentation of the financial statements, in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

An audit also includes evaluating the appropriateness of accounting policies used the reasonableness of accounting estimates made by the Bank’s Board of Directors and Management, as well as evaluating the overall presentation of the financial statement. We believe that audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Opinion

In our opinion, the stand-alone ant the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report fairly, in all material respects, the financial position of BBVA Francés as of December 31, 2011, the results of its operations, changes in its stockholders’ equity and its flows of cash and cash equivalents for the fiscal year then ended, in conformity with the accounting standards established by B.C.R.A. and, except for the effects of the matter indicated in caption 3, in conformity with the accounting principles generally accepted in Argentina.

Our Independent Auditors’ Report on the stand-alone ant the consolidated financial statements for the year ended December 31, 2010, whose figures are presented for comparative proposes was issued on February 9, 2011 and was qualified due to certain departures from professional accounting standards currently in force in Argentina, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 19 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, February 9, 2012.

ROXANA M. FIASCHE
Partner

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee, and its network of member firms, each of which is a legally separate and independent entity. Please see www.deloitte.com/about for a detailed description of the legal structure of Deloitte Touche Tohmatsu Limited and its member firms.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: February 17, 2012	By:	/s/ Ignacio Sanz y Arcelus
		Name:	Ignacio Sanz y Arcelus
		Title:	Chief Financial Officer